FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated October 27, 2022

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 27 October, 2022

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 27 October 2022
Third Quarter 2022 Trading Statement

Exhibit 99

Unilever Trading Statement – Third Quarter 2022

Another strong quarter of growth, sales guidance raised

	Third Quarter 2022			Nine Months 2022
(unaudited)	USG	Turnover	TO vs 2021	USG	Turnover	TO vs 2021
Unilever	10.6%	€15.8bn	17.8%	8.9%	€45.6bn	16.1%
Beauty & Wellbeing	6.7%	€3.3bn	24.4%	7.8%	€9.0bn	21.9%
Personal Care	8.9%	€3.6bn	20.0%	7.5%	€10.1bn	16.4%
Home Care	13.6%	€3.2bn	22.0%	11.6%	€9.3bn	18.5%
Nutrition	11.8%	€3.3bn	4.8%	8.2%	€10.5bn	9.4%
Ice Cream	13.2%	€2.4bn	20.8%	10.1%	€6.7bn	15.7%

Third Quarter highlights

●
Underlying sales growth accelerated to 10.6% in the quarter, and sales guidance raised for the full year

●
Price growth stepped up to 12.5% in the quarter, with volumes declining 1.6%

●
Turnover increased 17.8% including a currency impact of 8.8% and (2.1)% from disposals net of acquisitions

●
The billion+ Euro brands, accounting for more than 50% of Group turnover, grew 14%, led by strong performances from OMO, Hellmann’s, Rexona, Magnum and Lux

●
Simpler, more category-focused organisation operating since 1 July

●
Continued portfolio reshaping with the sale of the global tea business completed and the acquisition of Nutrafol, a leading provider of hair wellness products

●
Second €750 million share buyback tranche, announced in September, will complete in December 2022

●
Quarterly interim dividend for Q3 2022 is maintained at €0.4268

Chief Executive Officer statement

“Unilever has delivered another quarter of growth in challenging macroeconomic conditions. Underlying sales growth improved to 10.6%, led by further increases in pricing with only a limited impact on volume, and we now expect underlying sales growth for the full year 2022 to be above 8%.

We have delivered growth in each of our five Business Groups, led by a strong performance from our billion+ Euro brands, growing 14% in the quarter. Strong pricing allows us to continue to drive increased investment behind our brands.

Our organisation is now better structured to deliver consistent growth through a simpler, more category-focused operating model. The full benefits will be realised over time, and we are seeing encouraging early signs of improved accountability and faster decision-making.

The global macroeconomic outlook remains mixed, and we expect the challenges of high inflation to persist in 2023. The delivery of consistent growth remains our first priority.”

Alan Jope

27 October 2022

Outlook

We now expect underlying sales growth for the full year 2022 to be above 8%, with more negative underlying volume growth than in the first nine months.

Our expectation for net material inflation (NMI) for 2022 is virtually unchanged at around €4.5 billion, with €2.5 billion in the second half. Although some commodities have softened from their peaks, we expect cost pressure to carry forward into 2023, driven by currency devaluation, higher raw material costs versus beneficial covers in the first half of 2022, and higher supplier processing costs from energy and labour inflation. Our current estimate for NMI in H1 2023 versus H1 2022 is in the region of €2 billion, with a range of possible outcomes.

Investment in growth is our priority, and we will continue to protect investment levels. In the second half of 2022, we expect to increase spend in brand and marketing, R&D and capital expenditure, as we did in the first half. Our full year underlying operating margin expectation for 2022 remains at 16%, and we continue to expect to improve margin in 2023 and 2024, through pricing, mix and savings.

Third Quarter Review: Unilever Group

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€15.8bn	10.6%	(1.6)%	12.5%	1.0%	(3.1)%	8.8%	17.8%
Nine Months	€45.6bn	8.9%	(1.6)%	10.7%	0.8%	(1.1)%	6.9%	16.1%

Performance

Underlying sales growth stepped up to 10.6% and was broad-based across all Business Groups. Price growth has sequentially improved in each of the past seven quarters, reaching 12.5% in the third quarter. While pricing had, as expected, some negative impact on volume, underlying volume growth improved in four Business Groups compared to the second quarter.

Beauty & Wellbeing grew 6.7%, driven by price with slightly negative volume primarily due to core Skin Care and Hair Care. Personal Care underlying sales were up 8.9%, led by increased pricing and a lower volume decline as Deodorants returned to volume growth. Home Care delivered 13.6% USG with a volume decline of 3.6%, having taken the highest pricing action given its exposure to input cost increases. Nutrition grew 11.8% with virtually flat volume due to strong performances in Dressings and Food Solutions. Ice Cream improved underlying sales by 13.2%, driven by double-digit price growth in both in-home and out-of-home. Volume was up 1.0%, helped by a strong summer season in Europe compared to the prior year.

Emerging markets grew 13.3% with a 14.9% contribution from price and volume at (1.4)%. South Asia continued to grow strongly through both price and volume. Price growth in Latin America increased to 23.2% with volumes contracting by 4.6%. China returned to slightly positive growth, and sales growth in South-East Asia benefitted from lapping the prior year lockdown effect in some markets. Developed markets increased by 7.1%, with 9.3% from price and (2.0)% from volume. North America grew 8.3%, boosted by strong performances of Nutrition and Ice Cream. Europe delivered 5.4% growth, helped by double-digit growth in Ice Cream.

Turnover increased 17.8% to €15.8 billion, which included a currency impact of 8.8% and (2.1)% from disposals net of acquisitions. This reflects the sale of the global tea business, ekaterra, which completed on 1 July 2022.

Capital allocation and operating model

On 22 July, we completed the first tranche of €750 million of the share buyback programme of up to €3 billion. On 6 September 2022, we announced a second tranche of €750 million which will complete in December 2022. The quarterly interim dividend for the third quarter is maintained at €0.4268.

Our pension funds faced no liquidity or operational issues through recent market volatility and remain well funded.

Since 1 July 2022, our simpler, more category-focused operating model for Unilever has been in place, organised around five Business Groups and a technology-driven backbone, Unilever Business Operations. We expect to deliver the new structure within existing restructuring plans, and to generate around €600 million of cost savings over the first two years after 1 July, with the majority in 2023.

Conference Call and historical information

Following the release of this trading statement on 27 October 2022 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results. A replay of the webcast and the slides of the presentation will be made available after the live meeting.

As this is the first trading statement reflecting the new structure, we have provided historical information since 2019 for the five Business Groups at www.unilever.com/investors/results-presentations/other-reporting-announcements/.

Third Quarter Review: Business Groups

	Third Quarter 2022				Nine Months 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€15.8bn	10.6%	(1.6)%	12.5%	€45.6bn	8.9%	(1.6)%	10.7%
Beauty & Wellbeing	€3.3bn	6.7%	(0.6)%	7.3%	€9.0bn	7.8%	0.6%	7.2%
Personal Care	€3.6bn	8.9%	(4.1)%	13.5%	€10.1bn	7.5%	(3.8)%	11.8%
Home Care	€3.2bn	13.6%	(3.6)%	17.8%	€9.3bn	11.6%	(3.4)%	15.6%
Nutrition	€3.3bn	11.8%	0.1%	11.7%	€10.5bn	8.2%	(1.4)%	9.7%
Ice Cream	€2.4bn	13.2%	1.0%	12.0%	€6.7bn	10.1%	1.0%	9.0%

Beauty & Wellbeing

21% of Q3 turnover

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.3bn	6.7%	(0.6)%	7.3%	4.8%	(0.1)%	11.4%	24.4%
Nine Months	€9.0bn	7.8%	0.6%	7.2%	4.0%	(0.1)%	8.8%	21.9%

Beauty & Wellbeing underlying sales grew 6.7%, with 7.3% from price and (0.6)% from volume.

Hair Care grew high single-digit, driven by Latin America and South Asia, partially offset by modest growth in developed markets and China. Sunsilk and Clear performed well with strong contributions from price. Skin Care grew low single-digit, as strong growth in South-East Asia was offset by declines in Europe and North Asia. Vaseline and Pond’s delivered good growth, supported by innovations with additional consumer benefits. Prestige Beauty performed well with strong contributions from Paula’s Choice and Living Proof which entered into the bond-building premium hair care category. Hourglass continued its expansion into China through online and premium retail stores. Health & Wellbeing turnover now includes sales of recent acquisition Nutrafol, while Liquid IV contributed strongly to underlying sales growth.

Personal Care

23% of Q3 turnover

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.6bn	8.9%	(4.1)%	13.5%	0.0%	(0.0)%	10.2%	20.0%
Nine Months	€10.1bn	7.5%	(3.8)%	11.8%	0.0%	(0.0)%	8.3%	16.4%

Personal Care underlying sales grew 8.9%, with 13.5% from price and (4.1)% from volume. While the volume decline was lower than in the second quarter, it was affected by strong price increases taken in Skin Cleansing to mitigate input cost inflation.

Deodorants continued to perform strongly, delivering double-digit pricing and positive volume growth. This was supported by continued premiumisation and strong innovations, such as the 72-hour protection technology from Rexona. Skin Cleansing delivered strong double-digit price growth with high single-digit volume decline. Lux grew strongly, still benefitting from the relaunch of its bars in South Asia and the Middle East which provide a further improved skin care experience. The reformulated Dove deep moisture body wash, with microbiome nutrient serum, continued to perform well across its launch markets. Oral Care achieved high single-digit growth, helped by the relaunch of Pepsodent with increased naturals and efficacy credentials in South-East Asia, Africa and the Middle East.

Third Quarter Review: Business Groups

Home Care 20% of Q3 turnover
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.2bn	13.6%	(3.6)%	17.8%	0.0%	(0.0)%	7.5%	22.0%
Nine Months	€9.3bn	11.6%	(3.4)%	15.6%	0.0%	(0.0)%	6.2%	18.5%

Home Care underlying sales grew 13.6%, with 17.8% from price and (3.6)% from volume.

Fabric Cleaning held volumes while achieving more than 20% price growth, driven by very good performances in India, Brazil, Turkey and Vietnam with modest sales growth in Europe and China. Helped by their brand strength, OMO and Radiant contributed strongly for another quarter. Fabric Enhancers grew double-digit with modest volume decline, as the category benefitted from some post-Covid return of consumers in South-East Asia and Turkey. Comfort grew double-digit with positive volume as it continued to benefit from the relaunch with a new fragrance and ‘Clothes Care’ technology to better protect clothes from damage. Home & Hygiene delivered single-digit growth with lower volume in a declining market that reflects a slowdown in disinfecting habits.

Nutrition

21% of Q3 turnover

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€3.3bn	11.8%	0.1%	11.7%	0.4%	(13.1)%	7.5%	4.8%
Nine Months	€10.5bn	8.2%	(1.4)%	9.7%	0.3%	(4.6)%	5.6%	9.4%

Nutrition underlying sales grew 11.8%, with 11.7% from price and 0.1% from volume.

The biggest category, Scratch Cooking Aids, grew high single-digit with a modest volume decline which was driven by Europe. South-East Asia, Africa and North America performed strongly led by Knorr. Unilever Food Solutions recovered to pre-Covid volume levels and is now well ahead on sales. Dressings had a very strong quarter with broad-based, double-digit price growth and positive volumes, supported by continued growth momentum of Hellmann’s, particularly in the United States. Our remaining Beverages business delivered slight volume and price growth in competitive markets.

Ice Cream

15% of Q3 turnover

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	€2.4bn	13.2%	1.0%	12.0%	0.0%	(0.0)%	6.7%	20.8%
Nine Months	€6.7bn	10.1%	1.0%	9.0%	0.0%	0.0%	5.1%	15.7%

Ice Cream underlying sales grew 13.2%, with 12.0% from price and 1.0% from volume.

Both in-home and out-of-home Ice Cream grew strongly, driven by double-digit price growth. Volume growth was driven by out-of-home which continued to recover sales lost during the pandemic but is yet to return to 2019 volumes. In-home showed a slight volume decline, reflecting high price growth in the Americas and some supply issues in the United States. Europe benefitted from a strong summer season, and Turkey delivered very good growth despite the high-inflation pressure on consumers. The Heart brand, Magnum and Cornetto delivered positive volume growth supported by continued strength of new variant innovations, such as Magnum Remix which has been launched across 65 countries.

Third Quarter Review: Geographical Areas

	Third Quarter 2022				Nine Months 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€15.8bn	10.6%	(1.6)%	12.5%	€45.6bn	8.9%	(1.6)%	10.7%
Asia Pacific Africa	€7.1bn	12.5%	0.3%	12.1%	€20.9bn	10.1%	(0.6)%	10.8%
The Americas	€5.6bn	11.7%	(3.2)%	15.4%	€15.6bn	10.8%	(2.1)%	13.2%
Europe	€3.1bn	5.4%	(3.2)%	8.9%	€9.1bn	3.7%	(3.0)%	7.0%

	Third Quarter 2022				Nine Months 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€9.2bn	13.3%	(1.4)%	14.9%	€26.8bn	11.1%	(1.7)%	13.0%
Developed markets	€6.6bn	7.1%	(2.0)%	9.3%	€18.8bn	6.0%	(1.5)%	7.6%
North America	€3.5bn	8.3%	(2.4)%	11.0%	€9.7bn	8.6%	(0.6)%	9.2%
Latin America	€2.1bn	17.6%	(4.6)%	23.2%	€5.9bn	14.8%	(4.7)%	20.6%

Asia Pacific Africa

45% of Q3 turnover

Underlying sales grew 12.5%, with 12.1% from price and 0.3% from volume, driven by strong performances from Home Care and Ice Cream. India showed strong growth with double-digit pricing and positive volumes, supported by innovations and continued strength of its premium portfolio. China grew low single-digit as the market growth reflected some lockdown effects and remained more muted than in previous years. Indonesia delivered price-driven growth, while volumes were affected by a reduction in stock-in-trade levels. Vietnam, the Philippines and Thailand delivered double-digit growth which was boosted by lapping the lockdowns in the prior year. Turkey posted another quarter of double-digit growth across all Business Groups, driven by both price and volume.

The Americas

35% of Q3 turnover

Underlying sales growth in North America was 8.3%, with 11.0% from price and (2.4)% from volume, helped by strong double-digit growth in Nutrition, notably Dressings, and Ice Cream. Deodorants performed well but the Air Wellness business declined sharply in the quarter against a very strong prior year comparator. Prestige Beauty and Health & Wellbeing delivered double-digit growth while growth in Skin Cleansing and Hair Care was modest.

Latin America delivered underlying sales growth of 17.6%, with 23.2% from price and (4.6)% from volume. All Business Groups delivered strong double-digit underlying price growth which stepped up versus previous quarters. The volume decline was similar to the first half, supported by consumer-relevant innovations and a portfolio that spans across different price points and channels.

Europe

20% of Q3 turnover

Underlying sales grew 5.4%, with 8.9% from price and (3.2)% from volume. Growth sequentially improved in the third quarter, helped by strong Ice Cream and Nutrition performances. Home Care declined slightly driven by Home & Hygiene, while Deodorants drove underlying sales growth in Personal Care. Price-driven growth was broad-based across countries and underlying volume growth, albeit negative, was supported by strong Ice Cream sales in July and August.

Competition Investigations

As previously disclosed, Unilever is involved in ongoing investigations by national competition authorities, including those of France and South Africa. These proceedings and investigations are at different stages and concern different product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

Share-based compensation plans

Unilever has historically purchased a very small number of shares in the market to satisfy awards under its share-based compensation plans. Going forward, we may also use new issue shares and/or treasury shares, subject to the dilution limits already approved by shareholders. This provides more flexibility and is in line with common market practice. Therefore, we may undertake block listings of shares for the purpose of satisfying awards under our share plans with new issue shares (including new American Depositary Shares). Specific details will be announced at the time of any such block listing and issuance.

Dividends

The Board has declared a quarterly interim dividend for Q3 2022 of £0.3722 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 25 October 2022.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£ 0.3722
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€ 0.4268
Per Unilever PLC American Depositary Receipt:	US$ 0.4211

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 25 October 2022.

US dollar cheques for the quarterly interim dividend will be mailed on 9 December 2022 to holders of record at the close of business on 18 November 2022.

The quarterly dividend calendar for the remainder of 2022 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q3 2022 Dividend	27 October 2022	17 November 2022	18 November 2022	9 December 2022

Segment Information – Business Groups

(unaudited)

Third Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2021	2,626	3,065	2,635	3,175	1,952	13,453
2022	3,267 3,267	3,677	3,216 3,216	3,328	2,358	15,846
Change (%)	24.4	20.0	22.0	4.8	20.8	17.8
Impact of:
Acquisitions (%)	4.8	0.0	0.0	0.4	0.0	1.0
Disposals (%)	(0.1)	(0.0)	(0.0)	(13.1)	(0.0)	(3.1)
Currency-related items (%), of which:	11.4	10.2	7.5	7.5	6.7	8.8
Exchange rates changes (%)	10.0	8.9	4.4	5.9	3.3	6.7
Extreme price growth in hyperinflationary markets* (%)	1.3	1.2	2.9	1.5	3.4	2.0
Underlying sales growth (%)	6.7	8.9	13.6	11.8	13.2	10.6
Price* (%)	7.3	13.5	17.8	11.7	12.0	12.5
Volume (%)	(0.6)	(4.1)	(3.6)	0.1	1.0	(1.6)

Nine Months	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2021	7,394	8,714	7,826	9,557	5,779	39,270
2022	9,014 9,014	10,142	9,276	10,456	6,685 6,685	45,573
Change (%)	21.9	16.4	18.5	9.4	15.7	16.1
Impact of:
Acquisitions (%)	4.0	0.0	0.0	0.3	0.0	0.8
Disposals (%)	(0.1)	(0.0)	(0.0)	(4.6)	0.0	(1.1)
Currency-related items (%), of which:	8.8	8.3	6.2	5.6	5.1	6.9
Exchange rates changes (%)	7.9	7.4	4.3	4.6	3.2	5.6
Extreme price growth in hyperinflationary markets* (%)	0.8	0.8	1.8	1.0	1.8	1.2
Underlying sales growth (%)	7.8	7.5	11.6	8.2	10.1	8.9
Price* (%)	7.2	11.8	15.6	9.7	9.0	10.7
Volume (%)	0.6	(3.8)	(3.4)	(1.4)	1.0	(1.6)

Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Segment Information – Geographical Areas

(unaudited)

Third Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2021	6,094 6,094	4,360	2,999	13,453
2022	7,130 7,130	5,631	3,085	15,846
Change (%)	17.0	29.2	2.9	17.8
Impact of:
Acquisitions (%)	0.3	2.0	1.2	1.0
Disposals (%)	(3.7)	(2.2)	(3.4)	(3.1)
Currency-related items (%), of which:	7.7	16.0	(0.2)	8.8
Exchange rates changes (%)	5.0	13.2	(0.2)	6.7
Extreme price growth in hyperinflationary markets* (%)	2.6	2.5	0.0	2.0
Underlying sales growth (%)	12.5	11.7	5.4	10.6
Price* (%)	12.1	15.4	8.9	12.5
Volume (%)	0.3	(3.2)	(3.2)	(1.6)

Nine Months	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2021	18,132	12,409	8,729	39,270
2022	20,866	15,640	9,067	45,573
Change (%)	15.1	26.0	3.9	16.1
Impact of:
Acquisitions (%)	0.3	1.6	0.9	0.8
Disposals (%)	(1.3)	(0.8)	(1.3)	(1.1)
Currency-related items (%), of which:	5.6	12.8	0.6	6.9
Exchange rates changes (%)	4.1	10.9	0.6	5.6
Extreme price growth in hyperinflationary markets* (%)	1.4	1.7	(0.0)	1.2
Underlying sales growth (%)	10.1	10.8	3.7	8.9
Price* (%)	10.8	13.2	7.0	10.7
Volume (%)	(0.6)	(2.1)	(3.0)	(1.6)

Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Non-GAAP measures

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on pages 7 and 8.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on pages 7 and 8.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on pages 7 and 8.

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group's (the 'Group') emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021.

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	‘+44 78 2527 3767	lucila.zambrano@unilever.com	investor.relations@unilever.com
or	‘+44 77 7999 9683	JSibun@tulchangroup.com
NL	‘+31 62 375 8385	marlous-den.bieman@unilever.com
or	+31 6 1500 8293	fleur-van.bruggen@unilever.com

After the conference call on 27 October 2022 at 8AM (UK time), the webcast of the presentation will be available at:

www.unilever.com/investor-relations/results-and-presentations/latest-results